SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 July 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 July 2014

RESTATEMENT OF 2013 REPORTED SEGMENTAL
FINANCIAL INFORMATION

Lloyds Banking Group plc (the Group) has today published restated segmental profit and loss and key balance sheet information for 2013 to reflect the previously announced reorganisation of the Group's operating structure implemented at the beginning of the year. The Group's underlying profit and statutory results are unchanged as a result of these restatements.

The reorganisation was undertaken to increase our focus on core customers and strategically important segments. The principal changes resulting from the reorganisation are outlined below.

Retail

The Retail division now incorporates our Wealth business, which was previously in Wealth, Asset Finance and International, and Retail Business Banking, which was previously in Commercial Banking and services small business customers with less complex needs. These two moves will allow us to improve the management of these customer relationships by leveraging existing Retail infrastructure, via branch, telephony and digital channels.

Consumer Finance

The newly created Consumer Finance division comprises our consumer and corporate credit card businesses which have been transferred from Retail and Commercial Banking respectively, and our Asset Finance businesses which include Black Horse motor finance and Lex Autolease car leasing. Bringing these business units together allows us to capitalise on growth opportunities in these markets, continuing our good momentum in asset-backed lending and capitalising on opportunities to grow our market presence in credit cards.

Run-off

The run-off portfolio is being reported as a separate segment. This comprises certain assets previously classified as non-core, and also includes the results and gain on sale relating to St. James's Place and Scottish Widows Investment Partnership.

TSB Banking Group plc (TSB)

TSB's results and key balance sheet information will be reported as a separate segment for as long as TSB remains a consolidated entity. The TSB numbers have been presented on a Lloyds Banking Group reporting basis. Consequently, TSB results disclosed in this document differ from the equivalent numbers disclosed in the TSB prospectus. These restated numbers have been prepared for Lloyds Banking Group investors to demonstrate the contribution of TSB to the Group. Investors in TSB should only rely on financial information published by TSB, including in the TSB prospectus prepared for the Initial Public Offering of TSB.

The restatement also includes the attribution to divisions of regulatory costs such as the Bank Levy and FSCS costs. These were previously reported in Central items.

The following is a summary of the main changes by division.

Retail
•	Transferred in: the Wealth business; Retail Business Banking
•	Transferred out: the consumer credit card business; TSB
•	The previously non-core retail mortgages (the specialist book) remain in Retail

Consumer Finance
•	Transferred in: the consumer credit card business; the Commercial Banking corporate credit card business
•	Transferred out: the Wealth business; Consumer Finance run-off assets including St. James’s Place, Scottish Widows Investment Partnership, and Irish assets
•	The previously non-core UK Asset Finance business and the Dutch mortgage portfolio remain in Consumer Finance

Commercial Banking
•	Transferred out: the Commercial Banking corporate credit card business; Retail Business Banking; Commercial Banking non-core assets

Insurance
•	Transferred out: a small amount of non-core business (Heidelberger Leben)

Run-off
•
Transferred in: the former non-core Commercial Banking assets; Irish assets; the residual non-core International portfolio; Heidelberger Leben; as well as St. James’s Place and Scottish Widows Investment Partnership which were sold in 2013 and early 2014, respectively.

- END -
For further information:

Investor Relations
Charles King                                                                                 +44 (0) 20 7356 3537
Investor Relations Director
charles.king@lloydsbanking.com

Investor Relations
Duncan Heath                                                                              +44 (0) 20 7356 1585
Director of Investor Relations
duncan.heath@finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                           +44 (0) 20 7356 2231
Group Corporate Affairs Director
matt.young@lloydsbanking.com

Media Relations
Ed Petter                                                                                         +44 (0) 20 8936 5655
Group Media Relations Director
ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including as a possible result of the referendum on Scottish independence and also including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK and other jurisdictions in which the Group operates; the implementation of the Bank Recovery and Resolution Directive and Banking Reform Act; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group's EC State aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

UNDERLYING BASIS - SEGMENTAL ANALYSIS

2013	Retail	Consumer Finance	Commercial Banking	Insurance	Run-off and Central Items	TSB	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	6,500	1,333	2,113	(107)	431	615	10,885
Other income	1,435	1,359	2,259	1,864	840	163	7,920
Total underlying income	7,935	2,692	4,372	1,757	1,271	778	18,805
Total costs	(4,160)	(1,384)	(2,084)	(669)	(775)	(563)	(9,635)
Impairment	(760)	(343)	(398)	−	(1,394)	(109)	(3,004)
Underlying profit (loss)	3,015	965	1,890	1,088	(898)	106	6,166

Banking net interest margin	2.09%	6.94%	2.21%			2.57%	2.12%
Asset quality ratio	0.24%	1.76%	0.37%			0.45%	0.57%
Return on risk-weighted assets	3.81%	4.51%	1.53%			1.91%	2.14%

Key balance sheet items at 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	314.3	19.1	108.0		30.3	23.5	495.2
Customer deposits	283.2	18.7	110.5		2.8	23.1	438.3
Total customer balances	597.5	37.8	218.5		33.1	46.6	933.5

Risk-weighted assets1	73.1	20.1	120.8		44.1	5.8	263.9
Risk-weighted assets2	72.9	20.1	124.0		49.5	5.6	272.1

Note: TSB underlying profit

Year to 31 Dec 2013
£m

TSB underlying profit (Lloyds Banking Group reporting basis)	106

Accounting adjustments3	13
Presentational adjustments4	(52)

TSB profit before tax reported in the TSB price range prospectus (historical financial information basis)	67

1	Risk-weighted assets per prevailing rules as at 31 December 2013.
2	Risk-weighted assets per prevailing rules as at 1 January 2014.
3	Differences in the funding arrangements and the treatment of hedging transactions
4	Banking volatility and pension curtailment costs which are reported outside underlying profit by Lloyds Banking Group

UNDERLYING BASIS - SEGMENTAL ANALYSIS

Half-year to 30 June 2013	Retail	Consumer Finance	Commercial Banking	Insurance	Run-off and Central Items	TSB	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,036	670	1,009	(49)	235	305	5,206
Other income	733	681	1,154	945	657	88	4,258
Total underlying income	3,769	1,351	2,163	896	892	393	9,464
Total costs	(2,007)	(665)	(1,024)	(337)	(442)	(274)	(4,749)
Impairment	(462)	(177)	(285)	−	(830)	(59)	(1,813)
Underlying profit (loss)	1,300	509	854	559	(380)	60	2,902

Banking net interest margin	1.97%	7.04%	2.16%			2.54%	2.01%
Asset quality ratio	0.29%	1.84%	0.55%			0.49%	0.69%
Return on risk-weighted assets	3.21%	4.67%	1.38%			2.18%	1.95%

Key balance sheet items at 30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	312.6	19.0	104.5		43.6	24.2	503.9
Customer deposits	278.8	20.1	105.9		2.8	23.0	430.6
Total customer balances	591.4	39.1	210.4		46.4	47.2	934.5

Risk-weighted assets	79.5	22.0	124.2		57.5	5.5	288.7

Half-year to 31 December 2013
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,464	663	1,104	(58)	196	310	5,679
Other income	702	678	1,105	919	183	75	3,662
Total underlying income	4,166	1,341	2,209	861	379	385	9,341
Total costs	(2,153)	(719)	(1,060)	(332)	(333)	(289)	(4,886)
Impairment	(298)	(166)	(113)	−	(564)	(50)	(1,191)
Underlying profit (loss)	1,715	456	1,036	529	(518)	46	3,264

Banking net interest margin	2.22%	6.84%	2.26%			2.61%	2.23%
Asset quality ratio	0.18%	1.68%	0.21%			0.41%	0.45%
Return on risk-weighted assets	4.43%	4.30%	1.69%			1.66%	2.34%

Key balance sheet items at 31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	314.3	19.1	108.0		30.3	23.5	495.2
Customer deposits	283.2	18.7	110.5		2.8	23.1	438.3
Total customer balances	597.5	37.8	218.5		33.1	46.6	933.5

Risk-weighted assets	73.1	20.1	120.8		44.1	5.8	263.9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 03 July  2014